BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEWPORT BEACH	2765 Sand Hill Road Menlo Park, California 94025-7019 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SEOUL SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

WRITER’S DIRECT DIAL
 (650) 473-2630

WRITER’S E-MAIL ADDRESS
 pku@omm.com

October 28, 2014

Confidential

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, NE

Washington, D.C.  20549

Attention:  Susan Block, Attorney Advisor

Re:                                                                                    eHi Car Services Limited

Draft Registration Statement on Form F-1

First Public Filing on October 3, 2014

CIK No. 0001517492

Dear Ms. Block:

On behalf of our client, eHi Car Services Limited, an exempted company registered in the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the prospectus artworks which the Company plans to include in the inside cover of its prospectus. To facilitate the Staff’s review, the Company has separately delivered to the Staff three courtesy copies of the artworks for the Staff’s review.

*                                         *                                         *

[Remainder of page intentionally left blank]

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call Colin Sung, Chief Financial Officer of the Company, at +86-21-2890-1111 extension 8336 or Portia Ku of O’Melveny & Myers LLP at (650) 473-2630.

Sincerely,

Portia Ku
of O’MELVENY & MYERS LLP

cc:                                                                                Ray Ruiping Zhang, Chief Executive Officer and Chairman, eHi Car Services Limited

Colin Sung, Chief Financial Officer, eHi Car Services Limited

Ke Geng, O’Melveny & Myers LLP

Alan Seem, Shearman & Sterling LLP

Shuang Zhao, Shearman & Sterling LLP

Dylan Tey, PricewaterhouseCoopers Zhong Tian LLP